UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

BR GAAP - RESULTS

3Q15 BR GAAP – EARNINGS RELEASE

October 29th, 2015

CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03

sTRATEGY	04

EXECUTIVE SUMMARY	05

SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	06
BALANCE SHEET	10

OUR SHARES	19

RATINGS	20

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	21

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIANTION	24

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

This quarter, there were two non-recurring events that generated revenues of R$1,516 million before taxes, fully offset by non-recurring expenses. In order to ensure a better understanding of the analysis, these and other  events in the comparison period have been excluded from the managerial results and indicators presented herein. The reconciliation with the accounting result can be found on pages 24 and 25.

MANAGERIAL¹ ANALYSIS - BR GAAP	9M15	9M14	Var.	3Q15	2Q15	Var.
			9M15x9M14			3Q15x2Q15

RESULTS (R$ million)
Net interest income	22,251	20,667	7.7%	7,631	7,480	2.0%
Fee and commission income	8,657	8,081	7.1%	2,919	2,910	0.3%
Allowance for loan losses	(6,898)	(7,263)	-5.0%	(2,448)	(2,338)	4.7%
General Expenses²	(12,691)	(12,309)	3.1%	(4,288)	(4,300)	-0.3%
Managerial net profit³	5,016	4,328	15.9%	1,708	1,675	2.0%
Accounting net profit ¹²	5,831	1,583	268.4%	1,266	3,881	-67.4%

BALANCE SHEET (R$ million)
Total assets	702,407	514,938	36.4%	702,407	605,290	16.0%
Securities	154,262	102,175	51.0%	154,262	145,900	5.7%
Loan portfolio	261,980	234,516	11.7%	261,980	254,402	3.0%
Individuals	82,786	76,683	8.0%	82,786	81,534	1.5%
Consumer finance	34,057	36,530	-6.8%	34,057	35,338	-3.6%
Small and Medium Enterprises	31,632	31,034	1.9%	31,632	31,352	0.9%
Corporate	113,505	90,268	25.7%	113,505	106,179	6.9%
Expanded Credit Portfolio[4]	332,340	293,138	13.4%	332,340	321,592	3.3%
Funding from Clients[5]	287,660	243,181	18.3%	287,660	275,524	4.4%
Equity[6]	52,976	50,496	4.9%	52,976	56,665	-6.5%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6,11] - annualized	12.8%	11.4%	1.5 p.p.	12.8%	12.8%	0.1 p.p.
Return on average asset excluding goodwill[6,11] - annualized	1.1%	1.2%	-0.1 p.p.	1.1%	1.1%	-0.1 p.p.
Efficiency Ratio[7]	49.3%	49.8%	-0.5 p.p.	48.0%	50.1%	-2.2 p.p.
Recurrence Ratio[8]	68.2%	65.7%	2.6 p.p.	68.1%	67.7%	0.4 p.p.
BIS ratio[9,12]	15.8%	18.8%	-2.9 p.p.	15.8%	18.1%	-2.2 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	3.2%	3.7%	-0.5 p.p.	3.2%	3.2%	0.0 p.p.
Delinquency (over 60 days)	4.0%	4.4%	-0.4 p.p.	4.0%	4.1%	-0.1 p.p.
Coverage ratio (over 90 days)¹²	185.1%	170.2%	14.9 p.p.	185.1%	184.7%	0.4 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	187,085	161,484	15.9%	187,085	178,318	4.9%
Branches	2,255	2,243	12	2,255	2,255	-
PABs (mini branches)	1,181	1,184	(3)	1,181	1,181	-
Own ATMs	14,231	14,309	(78)	14,231	14,338	(107)
Shared ATMs	17,912	16,143	1,769	17,912	17,539	373
Total Customers (thousand)	32,054	30,779	1,275	32,054	31,798	256
Employees	50,519	49,481	1,038	50,519	50,245	274

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit, excluding estraordinary results and considering 100% of reversal of goodwill amortization expense ocurred in the period. The expense of goodwill amortization in 9M15 was R$ 2,342million, in 9M14 was R$2,745 million, 3Q15 was R$ 442 million and in the 2Q15 was 951 million.

4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and Guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI, Treasury Notes (Letras Financeiras - LFT) and Certificates of Structured Operations (COE)
6. Excludes 100% of the goodwill that in 3Q15 was 4,625 million, 3Q14 was R$ 7,817 million and in the 2Q15 was R$ 5,067 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank. From 2015 on, considers the prudential conglomerate.
10. According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.
11.Excludes the impact of the 2Q15 extraordinary results from the balance accounts.
12.Includes the impact of the 2Q15 extraordinary results.

STRATEGY

STRATEGY

Santander Brasil is a universal bank focused on retail activities. Certainly, the only path to grow on a recurring and sustainable basis is providing excellence services to increase satisfaction levels and getting more linked customers. Thus, the priority is working as a simple, personal and fair bank. Our strategy is defined according to a long-term scenario and is mainly focused on an efficient execution of the following priorities:

▪  Increase customers’ preference and linkage with segmented, simple, modern and efficient products and services that, through a multi-channel platform, seek to maximize our customer satisfaction.

▪  Improve recurrence and sustainability growing in business with greater revenue diversification, considering balanced credit, funding and services and, at the same time, maintaining an efficient management of expenses and a strict control of risks.

▪  Capital discipline and liquidity to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

▪  Increase productivity through an intense agenda of productive transformation allowing us to offer a complete services portfolio.

Our strategy prioritizes selective growth, close and long-lasting relations with our shareholders, and alignment with the country’s social and economic development agenda. The latter is achieved based on a sustainable credit expansion model, strong support for private sector and education.

We are currently undergoing a commercial transformation agenda focused on customer satisfaction, which includes modernizing, simplifying and improving the supply of products, services and processes. This agenda is based on multiple offers of services channels together with a segmented offering.

In the third quarter of 2015, we highlight the following advances:

- Re-launch of the Van Gogh segment aligning it to a profile of people more connected. We deliver a competitive offering to our customers with products, services and benefits as well as increased financial guidance.

- Campaign to digitize our customers, "Vale a Pena Ser Digital". On this campaign we have managed to increase the registration and the use of the digital channels: "Minha Conta" (Mobile) and Internet Banking.

- We continue advancing in the transformation process started previously, as improvements in tools and commercial incentives, opening processes accounts more quickly, seeking greater simplicity and accessibility in digital channels, strengthening Acquiring activity, push the payroll business, consolidation of financial and non-financial offers to "Santander Negócios e Empresas", among others.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

The total net profit¹ totaled R$ 5,016 million in the first nine months of 2015, up 15.9% in twelve months and 2.0% in the quarter.

In the third quarter of 2015, there were two non-recurring events², one related to a favorable court ruling obtained by the Bank related to Cofins reimbursement, totaling R$ 765 million, recognized in the other operating income line, and the other related to the completion of the sale of the custody business, totaling R$ 751 million, recognized in the non-operating income line. Together, these events generated gains of R$ 1,516 million, before taxes, which were fully offset by non-recurring expenses, recorded in net interest income, allowance for loan losses and other operating expenses lines, with no impact on net profit  (for further information, please refer to the reconciliation with the accounting result on pages 24 and 25).

Total revenues reached R$ 30,908 million in the first nine months of 2015, an increase of 7.5% (or R$ 2,160 million) in twelve months and 1.5% in the quarter. The allowance for loan losses amounted to R$ 6,898 million, down 5.0% (or R$ 365 million) in twelve months and up 4.7% in the quarter. Revenues net of allowance for loan losses moved up by 11.8% in twelve months and 0.6% in the quarter.

General expenses totaled R$ 12,691 million in the first nine months of 2015, up 3.1% (or R$ 382 million), in twelve months, lagging inflation evolution in the period. In the quarter there was a decrease of 0.3%, mainly by the new level of amortization and depreciation expenses due to impairment of intangible assets made in the previous quarter.  The efficiency ratio stood at 49.3% in the first nine months of 2015, an improvement of 0.5 p.p. in twelve months and 2.1 p.p. in the quarter.

The total credit portfolio came to R$ 261,980 million in September 2015, up 11.7% in twelve months and 3.0% in the quarter. Excluding the effect of the exchange rate variation, total credit portfolio would have grown by 3.4% in twelve month and would have decreased 1.4% in three months.

The expanded credit portfolio totaled R$ 332,340 million in September 2015, up 13.4% in twelve months and 3.3% in the quarter. Excluding the effect of the exchange rate variation, the expanded credit portfolio would have grown by 6.7% in twelve months and would have decreased 0.1% in three months.

Loans to individuals closed September 2015 at R$ 82,786 million up 8.0% (or R$ 6,103 million) in 12 months and 1.5% in the quarter. The growth in the both periods of comparison was fueled mainly by mortgage and payroll loans.

The consumer finance portfolio, totaled R$ 34,057 million in September 2015, down 6.8% (or R$ 2,473 million) in twelve months and 3.6% in the quarter.

The SMEs’ portfolio closed September 2015 at R$ 31,632 million, up 1.9% (or R$ 598 million) in twelve months and 0.9% in the quarter.

The Large Corporates portfolio came to R$ 113,505 million, up 25.7% (or R$ 23,237) in twelve months and 6.9% in the quarter. This portfolio’s evolution was positively affected by the exchange rate variation. Excluding said effect, this credit portfolio would have grown by 5.5% in 12 months and would have decreased 2.9% in the quarter.

Total funding from clients reached R$ 287,660 million in September 2015, up 18.3% in twelve months and 4.4% in the quarter. Total funding, that includes, among others, funding from clients and assets under management, came to R$ 512,317 million, 17.5% higher than in September 2014 and 3.7% up in the quarter.

Total equity, excluding R$ 4,625 million related to goodwill, came to R$ 52,976 million in September 2015 (the goodwill amortization curve related to the acquisition of Banco Real³ was revised in July). Return on average equity (ROAE), adjusted for goodwill and extraordinary results, reached 12.8% in the first nine months of 2015, up 1.5 p.p. in twelve months and remained stable in the quarter. The BIS ratio stood at 15.8% in September 2015. Tier I capital reached 14.4% and Tier II capital was 1.4%. The coverage ratio (over 90 days) closed September 2015 at 185.1%.

RECENT EVENTS

➢  From September 2015, the social contribution rate for financial institutions increased from 15% to 20%. (For further details, please refer to note 3s in the Financial Statements)

➢  Agreement for the acquisition of part of the financial operations of the PSA Group in Brazil and formation of a joint venture, and completion of the sale of the custody business. (For further details, please refer to note 37, letters “a” e “g”, in the Financial Statements).

1. Accounting net profit excluding extraordinary events and considering 100% of the reversal of goodwill amortization expenses. 2. For further details, please refer to notes 31, 33 and 37g in the Financial Statements 3. For further information, please refer to the accounting practices in the financial statements – intangible item.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	9M15	9M14	Var.	3Q15	2Q15	Var.
			9M15x9M14			3Q15x2Q15

NET INTEREST INCOME	22,251	20,667	7.7%	7,631	7,480	2.0%
Allowance for Loan Losses	(6,898)	(7,263)	-5.0%	(2,448)	(2,338)	4.7%
NET INTEREST INCOME AFTER LOAN LOSSES	15,353	13,403	14.5%	5,183	5,142	0.8%
Fee and commission income	8,657	8,081	7.1%	2,919	2,910	0.3%
General Expenses	(12,691)	(12,309)	3.1%	(4,288)	(4,300)	-0.3%
Personnel Expenses + Profit Sharing	(5,877)	(5,411)	8.6%	(2,054)	(1,962)	4.7%
Administrative Expenses[2]	(6,813)	(6,898)	-1.2%	(2,234)	(2,337)	-4.4%
Tax Expenses	(2,588)	(2,317)	11.7%	(770)	(889)	-13.4%
Investments in Affiliates and Subsidiaries	1	1	96.5%	0	0	2.8%
Other Operating Income/Expenses	(2,571)	(1,731)	48.6%	(844)	(925)	-8.7%
OPERATING INCOME	6,161	5,129	20.1%	2,201	1,938	13.5%
Non Operating Income	138	113	22.5%	21	39	-46.0%
NET PROFIT BEFORE TAX	6,299	5,242	20.2%	2,222	1,977	12.4%
Income Tax and Social Contribution	(1,132)	(781)	44.9%	(431)	(293)	47.1%
Minority Interest	(151)	(133)	13.7%	(82)	(9)	na
NET PROFIT	5,016	4,328	15.9%	1,708	1,675	2.0%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

 NET INTEREST INCOME

Net interest income, including income from financial operations, totaled R$ 22,251 million in the first nine months of 2015, up 7.7% year on year and 2.0% quarter on quarter.

Revenues from loan operations were flat in twelve months and grew 0.7% in the quarter. In the same periods, the average volume of the loan portfolio grew by 12.9% and 0.5% respectively. The yearly revenue evolution reflects the reduction in the average loan portfolio spread, in turn essentially due to the change in the mix of products/segments. In the quarter, the spreads remained stable.

Revenues from deposits increased by 17.6% in twelve months and 5.0% in the quarter, partly due to the increase in the Selic interest rate in both periods of comparison.

The “Others” line, which includes the result of the structural interest rate gap, revenue from customers in treasury activities and others,  moved up by 37.7% (or R$ 1,408 million) in twelve months and 5.7% in the quarter.

SANTANDER BRASIL RESULTS

NET INTEREST INCOME	9M15	9M14	Var.	3Q15	2Q15	Var.
(R$ Million)			9M15x9M14			3Q15x2Q15

Net Interest Income	22,251	20,667	7.7%	7,631	7,480	2.0%
Loans	15,971	15,965	0.0%	5,435	5,399	0.7%
Average volume	251,599	222,844	12.9%	254,687	253,469	0.5%
Spread (Annualized)	8.5%	9.6%	-1.09 p.p.	8.5%	8.5%	-0.08 p.p.
Deposits	1,134	965	17.6%	392	374	5.0%
Average volume	135,648	128,245	5.8%	140,084	136,065	3.0%
Spread (Annualized)	1.1%	1.0%	0.11 p.p.	1.1%	1.1%	0.01 p.p.
Others¹	5,146	3,737	37.7%	1,805	1,708	5.7%

1. Includes Gains (Losses) on financial transactions and other net interest income.

FEE AND COMMISSION INCOME

Fee and commission income totaled R$ 8,657 million in the first nine months of 2015, up 7.1% (or R$ 576 million) in twelve months and 0.3% in the quarter.  The positive evolution, in twelve months, is mainly explained by the growth in the “Insurance fees”, “Current account services” and “Lending operations”.

Credit card commissions amounted to R$ 2,546 million in the first nine months of 2015, up 1.7% (or R$ 44 million) in 12 months and 6.6% in the quarter.

Insurance fees totaled R$ 1,400 million in the first nine months of 2015, up 11.40% (or R$ 143 million) in twelve months and down 13.1% in the quarter.

Current account services fees totaled R$ 1,496 million in the first nine months of 2015, up 8.7% (or R$ 120 million) in twelve months and 5.9% in the quarter.

Asset management fees totaled R$ 781 million in the first nine months of 2015, up 5.3% (or R$ 39 million) in twelve months and 7.3% in the quarter.

Additionally, income from lending operations came to R$ 1,019 million in the first nine months of 2015, up 12.6% (or R$ 114 million) in twelve months and down 4.3% in the quarter.

FEE AND COMMISSION INCOME	9M15	9M14	Var.	3Q15	2Q15	Var.
(R$ Million)			9M15x9M14			3Q15x2Q15

Cards	2,546	2,502	1.7%	881	827	6.6%
Insurance fees	1,400	1,257	11.4%	432	497	-13.1%
Current Account Services	1,496	1,377	8.7%	530	501	5.9%
Asset Management	781	742	5.3%	270	251	7.3%
Lending Operations	1,019	905	12.6%	338	353	-4.3%
Collection Services	749	676	10.8%	263	252	4.1%
Securities Brokerage, Custody and Placement Services	383	398	-3.6%	97	146	-33.5%
Others	283	225	25.9%	108	83	29.7%
Total	8,657	8,081	7.1%	2,919	2,910	0.3%

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and personnel expenses (excluding depreciation and amortization) totaled R$ 11,194 million in the first nine months of 2015, up 2.6% (or R$ 279 million) in 12 months and 4.2% in the quarter. It is worth noting that the merger of Getnet and the partnership with Bonsucesso affected the 12-month comparison.

Personnel expenses, including profit sharing, came to R$ 5,877 million in the first nine months of 2015, an increase of 8.6% (or R$ 467 million) year on year and 4.7% quarter on quarter. The quarterly increase reflects higher expenses with compensation due to collective bargaining.

Administrative expenses, excluding depreciation and amortization, amounted to R$ 5,317 million in the first nine months of 2015, a 3.4% (or R$ 188 million) decline in twelve months.  In the quarter, the 3.7% increase was mainly due to higher expenses from “Security and Surveillance“ and “Advertising, promotion and publicity” that together were responsible for 85% of the variation in this period. Depreciation and amortization totaled R$ 1,496 million in the first nine months of 2015, up 7.4% (or R$ 103 million) in twelve months and down 29.9% in the quarter. The reduction observed in the quarter was chiefly due to the impairment of intangible assets in the second quarter of 2015.

General expenses, including depreciation and amortization, grew by 3.1% (or R$ 382 million) in twelve months and down 0.3% in the quarter. The efficiency ratio stood at 48.0% in this quarter, an improvement of 2.1 p.p. over the previous quarter.

EXPENSES' BREAKDOWN (R$ Million)	9M15	9M14	Var.	3Q15	2Q15	Var.
			9M15x9M14			3Q15x2Q15

Outsourced and Specialized Services	1,577	1,833	-14.0%	521	522	-0.2%
Advertising, promotions and publicity	262	280	-6.5%	118	87	35.2%
Data processing	1,052	989	6.4%	366	354	3.4%
Communications	382	421	-9.1%	128	135	-5.8%
Rentals	542	545	-0.6%	179	181	-1.1%
Transport and Travel	158	144	9.3%	57	56	1.5%
Security and Surveillance	487	455	6.9%	175	150	16.8%
Maintenance	171	156	9.9%	57	56	0.9%
Financial System Services	181	284	-36.3%	68	61	11.9%
Water, Electricity and Gas	156	121	29.4%	51	55	-8.3%
Material	58	60	-3.5%	18	22	-16.2%
Others	292	217	34.6%	99	91	8.8%
Subtotal	5,317	5,504	-3.4%	1,837	1,771	3.7%
Depreciation and Amortization[1]	1,496	1,394	7.4%	397	567	-29.9%
ADMINISTRATIVE EXPENSES	6,813	6,898	-1.2%	2,234	2,337	-4.4%

Compensation²	3,689	3,485	5.9%	1,310	1,212	8.1%
Charges	1,121	964	16.3%	381	386	-1.1%
Benefits	969	887	9.2%	327	328	-0.4%
Training	68	54	25.5%	24	26	-7.7%
Others	31	20	50.1%	11	10	10.6%
PERSONNEL EXPENSES	5,877	5,411	8.6%	2,054	1,962	4.7%
						-
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	11,194	10,915	2.6%	3,891	3,733	4.2%
					-
TOTAL GENERAL EXPENSES	12,691	12,309	3.1%	4,288	4,300	-0.3%

1. Excludes the expenses of goodwill amortization, which in 9M15 was R$ 2,342 million, in 9M14 was 2,745 million, 3Q15 was 442 million and 2Q15 was R$ 951 million.
2. Includes Profit Sharing

SANTANDER BRASIL RESULTS

 ALLOWANCE FOR LOAN LOSSES

 The allowance for loan losses totaled R$ 6,898 million in the first nine months of 2015, down 5.0% in twelve months and up 4.7% in the quarter.

ALLOWANCE FOR LOAN LOSSES	9M15	9M14	Var.	3Q15	2Q15	Var.
(R$ Million)			9M15x9M14			3Q15x2Q15

Gross allowance for loan losses	(8,510)	(9,114)	-6.6%	(2,975)	(2,967)	0.3%
Income from recovery of written off loans	1,611	1,851	-12.9%	527	628	-16.2%
Total	(6,898)	(7,263)	-5.0%	(2,448)	(2,338)	4.7%

OtHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) came to R$ 2,571 million in the first nine months of 2015, an increase of 48.6% (or R$ 840 million) in twelve months and decrease 8.7% in the quarter.

OTHER OPERATING INCOME (EXPENSES) (R$ Million)	9M15	9M14	Var.	3Q15	2Q15	Var.
			9M15x9M14			3Q15x2Q15

Other operating income (expenses)	(2,571)	(1,731)	48.6%	(844)	(925)	-8.7%
Expenses from cards	(1,053)	(1,150)	-8.4%	(349)	(365)	-4.5%
Net Income Capitalization	191	190	0.4%	70	61	13.4%
Provisions for contingencies¹	(1,572)	(1,370)	14.8%	(661)	(576)	14.7%
Others	(137)	599	n.a.	96	(45)	n.a.

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$ 1,132 million in the first nine months of 2015, with an effective tax rate of 18.0%, up 3.1 p.p. in 12 months and 4.6 p.p. in the quarter. In the quarter, income tax expenses outgrew profit before taxes, which climbed by 12%, leading to an increase in the effective tax rate. This increase resulted from a 5 p.p. upturn in the statutory CSLL tax rate as of September, the reduced deduction of Banco Real goodwill amortization, and the profit before tax increase. However, the impact on the effective tax rate was mitigated by the remeasurement of deferred tax assets’ stock, due to: the impact of the new statutory CSLL rate, the deferred tax assets not registered in the quarter and the write-off of tax loss carry forwards deferred tax assets.

SANTANDER BRASIL RESULTS

balance sheet

At the close of September 2015, total assets reached R$ 702,407 million, up 36.4% in twelve months and 16.0% in the quarter. In the same period, total equity came to R$ 57,602 million, or R$ 52,976 million excluding goodwill.

ASSETS (R$ Million)	Sep/15	Sep/14	Var.	Jun/15	Var.
			Sep/15xSep/14		Sep/15xJun/15

Current Assets and Long Term Assets	689,054	497,162	38.6%	591,269	16.5%
Cash and Cash Equivalents	6,928	5,050	37.2%	5,525	25.4%
Interbank Investments	59,264	56,077	5.7%	56,850	4.2%
Money Market Investments	29,933	50,028	-40.2%	32,452	-7.8%
Interbank Deposits	2,341	2,804	-16.5%	2,270	3.2%
Foreign Currency Investments	26,989	3,244	n.a	22,129	22.0%
Securities and Derivative Financial Instrument	154,262	102,175	51.0%	145,900	5.7%
Own Portfolio	29,891	41,198	-27.4%	38,403	-22.2%
Subject to Repurchase Commitments	72,895	34,438	111.7%	70,536	3.3%
Posted to Central Bank of Brazil	8,541	9,318	-8.3%	9,991	-14.5%
Pledged in Guarantees	16,330	10,654	53.3%	13,930	17.2%
Others	26,604	6,567	305.1%	13,039	104.0%
Interbank Accounts	52,224	33,554	55.6%	34,689	50.5%
Interbranch Accounts	0	2	n.a.	0	n.a.
Lending Operations	246,648	219,890	12.2%	239,445	3.0%
Lending Operations	262,050	234,583	11.7%	254,523	3.0%
Lending Operations Related to Assignment	203	10	n.a	2	n.a
(Allowance for Loan Losses)	(15,605)	(14,704)	6.1%	(15,080)	3.5%
Others Receivables	167,419	78,263	113.9%	106,410	57.3%
Others Assets	2,310	2,152	7.3%	2,449	-5.7%
Permanent Assets	13,353	17,776	-24.9%	14,021	-4.8%
Investments	38	44	-13.5%	38	1.6%
Fixed Assets	6,733	6,499	3.6%	6,707	0.4%
Intangibles	6,581	11,233	-41.4%	7,276	-9.5%
Goodwill	27,527	27,433	0.3%	27,527	0.0%
Intangible Assets	6,934	7,363	-5.8%	6,940	-0.1%
(Accumulated Amortization)	(27,881)	(23,564)	18.3%	(27,192)	2.5%
Total Assets	702,407	514,938	36.4%	605,290	16.0%

Goodwill (net of the amortization)	4,625	7,817	-40.8%	5,067	-8.7%
Total Assets (excluding goodwill)	697,782	507,122	37.6%	600,223	16.3%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ Million)	Sep/15	Sep/14	Var.	Jun/15	Var.
			Sep/15xSep/14		Sep/15xJun/15

Current Liabilities and Long Term Liabilities	642,458	455,129	41.2%	541,233	18.7%
Deposits	145,585	135,286	7.6%	143,787	1.2%
Demand Deposits	18,521	14,084	31.5%	14,842	24.8%
Savings Deposits	35,540	36,627	-3.0%	36,595	-2.9%
Interbank Deposits	3,402	3,764	-9.6%	3,008	13.1%
Time Deposits	88,121	80,810	9.0%	89,342	-1.4%
Money Market Funding	138,758	101,545	36.6%	126,218	9.9%
Own Portfolio	110,909	76,915	44.2%	104,145	6.5%
Third Parties	11,605	12,138	n.a.	6,300	84.2%
Free Portfolio	16,243	12,493	30.0%	15,774	3.0%
Funds from Acceptance and Issuance of Securities	99,202	75,214	31.9%	90,496	9.6%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	81,786	60,401	35.4%	77,129	6.0%
Securities Issued Abroad	15,778	13,502	16.9%	11,910	32.5%
Others	1,639	1,310	25.0%	1,457	12.4%
Interbank Accounts	1,626	1,523	6.8%	1,573	n.a.
Interbranch Accounts	2,617	1,458	79.5%	2,229	17.4%
Borrowings	39,384	21,853	80.2%	29,567	33.2%
Domestic Onlendings -Official Institutions	14,767	14,031	5.2%	15,737	-6.2%
Foreign Onlendings	0	-	n.a.	-	n.a.
Derivative Financial Instruments	29,870	5,525	n.a.	12,676	n.a.
Other Payables	170,650	98,694	72.9%	118,948	43.5%
Deferred Income	396	341	16.1%	419	-5.4%
Minority Interest	1,951	1,155	68.9%	1,906	2.3%
Equity	57,602	58,313	-1.2%	61,732	-6.7%
Total Liabilities	702,407	514,938	36.4%	605,290	16.0%

Equity (excluding goodwill)	52,976	50,496	4.9%	56,665	-6.5%

SECURITIES

Securities totaled R$ 154,262 million in September 2015, up 51.0% in twelve months and 5.7% in the quarter. The variation in the financial instruments line is mainly explained by the exchange rate variation.

SECURITIES (R$ Million)	Sep/15	Sep/14	Var.	Jun/15	Var.
			Sep/15xSep/14		Sep/15xJun/15

Public securities	108,204	76,762	41.0%	114,062	-5.1%
Private securities, funds quotas / others	19,457	18,848	3.2%	18,802	3.5%
Financial instruments	26,601	6,564	n.a.	13,036	104.1%
Total	154,262	102,175	51.0%	145,900	5.7%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

The total credit portfolio totaled R$ 261,980 million at the close of September of 2015, up 11.7% in twelve months and 3.0% in the quarter. In both comparisons (twelve months and quarterly), the foreign currency credit portfolio, which also includes dollar-indexed loans, was impacted by the variation of the Real against the Dollar. Thus, excluding this effect and the exchange rate variation impact, the credit portfolio would have grown 3.4% and would have decreased 1.4% in twelve months and in the quarter, respectively.

The foreign currency credit portfolio, including dollar-indexed loans, totaled R$ 50.7 billion in September of 2015, up 72.5% on the R$ 29.4 billion recorded in September 2014 and 28.8% higher than previous quarter.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, ended September 2015 at R$ 332,340 million, up 13.4% in 12 months and 3.3% in the quarter. Excluding the exchange rate variation impact, the expanded credit portfolio would have grown 6.7% in twelve months and would have decreased 0.1% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT	Sep/15	Sep/14	Var.	Jun/15	Var.
BY SEGMENT (R$ Million)			Sep/15xSep/14		Sep/15xJun/15

Individuals	82,786	76,683	8.0%	81,534	1.5%
Consumer Finance	34,057	36,530	-6.8%	35,338	-3.6%
SMEs	31,632	31,034	1.9%	31,352	0.9%
Corporate	113,505	90,268	25.7%	106,179	6.9%
Total portfolio	261,980	234,516	11.7%	254,402	3.0%
Other credit related transactions¹	70,359	58,622	20.0%	67,190	4.7%
Total expanded credit portfolio	332,340	293,138	13.4%	321,592	3.3%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals closed September 2015 at R$ 82,786 million, up 8.0% (or R$ 6,103 million) in twelve months and 1.5% in the quarter. The evolution in twelve months was positively impact by the conclusion of partnership with Bonsucesso, in February 2015, operation that strengthening the payroll business. Excluding this impact, the individual’s loan portfolio would have grown 3.7% in twelve months. The yearly increase is driven by mortgage, payroll and credit card loans.

The balance of mortgages ended September 2015 at R$ 25,157 million, up 29.3% (or R$ 5,700 million) in twelve months and 3.8% in the quarter.

Payroll loans totaled R$ 13,886 million, up 16.9% (or R$ 2,012 million) in twelve months and 5.3% in the quarter. Excluding the effect of Bonsucesso, this loan portfolio would have decreased 10.6% in twelve months and 2.3% in the quarter.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, closed September 2015 at R$ 34,057 million, down 6.8% (or R$ 2,473 million) in twelve months and 3.6% in the quarter. Of this total, R$ 28,415 million refers to vehicle financing for individuals.

Therefore, the total vehicle portfolio for individuals, including operations originated through car dealers and Santander’s branch network, amounted to R$ 31,128 million in September 2015, down 6.7% in 12 months and 2.8% in the quarter.

CORPORATE AND SMEs

Corporate and SME loans closed September 2015 at R$ 145,137 million, up 19.6% (or R$ 23,835 million) in twelve months and down 5.5% in the quarter.

The Corporate loan portfolio came to R$ 113,505 million, up 25.7% (or R$ 23,237 million) in twelve months and down 6.9% in the quarter, positively impacted by the exchange rate variation in twelve months. In the quarter, the impact was negative. Excluding the impact, the portfolio would have grown 5.5% in twelve months and would have decreased 2.9% in the quarter.

Loans to SMEs totaled R$ 31,632 million in September 2015, up 1.9% (or R$ 598 million) in twelve months and 0.9% in the quarter

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Sep/15	Sep/14	Var.	Jun/15	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Sep/15xSep/14		Sep/15xJun/15

Individuals
Leasing / Auto Loans¹	2,714	3,206	-15.4%	2,942	-7.8%
Credit Card	17,453	16,854	3.6%	17,339	0.7%
Payroll Loans²	13,886	11,874	16.9%	13,193	5.3%
Mortgages	25,157	19,457	29.3%	24,235	3.8%
Agricultural Loans	3,475	3,379	2.9%	3,423	1.5%
Personal Loans / Others	20,101	21,913	-8.3%	20,402	-1.5%
Total Individuals	82,786	76,683	8.0%	81,534	1.5%

Consumer Finance	34,057	36,530	-6.8%	35,338	-3.6%

Corporate and SMEs
Leasing / Auto Loans	3,006	3,116	-3.5%	3,060	-1.8%
Real Estate	10,784	10,237	5.3%	10,531	2.4%
Trade Finance	23,436	18,681	25.5%	19,249	21.8%
On-lending	11,853	11,477	3.3%	12,711	-6.8%
Agricultural Loans	2,546	2,458	3.6%	2,042	24.7%
Working capital / Others	93,511	75,335	24.1%	89,938	4.0%
Total Corporate and SMEs	145,137	121,303	19.6%	137,530	5.5%

Total Credit	261,980	234,516	11.7%	254,402	3.0%
Other Credit Risk Transactions with clients³	70,359	58,622	20.0%	67,190	4.7%

Total Expanded Credit Portfolio	332,340	293,138	13.4%	321,592	3.3%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 31,128 MM in Sep/15, R$ 32.039 MM in Jun/15 and R$ 33.363 MM in Sep/14.
2. Includes acquired payroll loan portfolio.
3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and guarantees.

SANTANDER BRASIL RESULTS

BALANCE OF ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of allowance for loan losses totaled R$ 15,605 million in September 2015, up 6.1% in 12 months and 3.5% in the quarter.

The BR GAAP coverage ratio is obtained by dividing the balance of the allowance for loan losses by loans overdue by more than 90 days. At the close of September 2015, it stood at 185.1%, up 14.9 p.p. in twelve months and 0.4 p.p. in the quarter.

RENEGOTIATED PORTFOLIO

Credit renegotiations came to R$ 12,760 million in September 2015, down 11.3% in twelve months. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the customers, including the renegotiation of previously written-off loans. In the quarter, this portfolio remained stable.

In September 2015, 55.4% of the portfolio was provisioned, versus 48.1% in September 2014. These levels are considered adequate, given the nature of the operations involved.

RENEGOTIATED PORTFOLIO	9M15	9M14	Var.	2Q15	Var.
(R$ Million)			9M15x9M14		3Q15x2Q15

Renegotiated Portfolio	12,760	14,391	-11.3%	12,775	-0.1%
Allowance for loan losses over renegotiated portfolio	(7,067)	(6,926)	2.0%	(6,976)	1.3%
Coverage %	55.4%	48.1%	7.3 pp	54.6%	0.8 pp

SANTANDER BRASIL RESULTS

 DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 3.2% of the total credit portfolio, down 0.5 p.p. in 12 months and remains stable in the quarter. The delinquency ratio of the individual segment stood at 4.6%, down 0.6 p.p. in 12 months and up 0.2 p.p. in the quarter. Delinquency in the corporate segment came to 2.2%, down 0.2 p.p. year on year and 0.1 p.p. quarter on quarter.

DELINQUENCY RATIO (15-90 DAYS)

The 15-90 day delinquency ratio came to 4.3% in September 2015, flat in twelve months and   0.2 p.p. lower than previous quarter. The individual delinquency ratio came to 6.7%, flat in twelve months and 0.1 lower than previous quarter. The corporate ratio up 0.2 p.p. in twelve months and down 0.2 p.p. in the quarter, reaching 2.4%.

SANTANDER BRASIL RESULTS

FUNDING

Funding from clients closed September 2015 at R$ 287,660 million, up 18.3% (or R$ 44,479 million) in twelve months and 4.4% in the quarter. In both periods of comparison, the highlights were treasury notes, debenture, real estate credit notes (LCI), agribusiness credit notes (LCA) and demand deposits.

FUNDING (R$ Million)	Sep/15	Sep/14	Var.	Jun/15	Var.
			Sep/15xSep/14		Sep/15xJun/15

Demand deposits	18,521	14,084	31.5%	14,842	24.8%
Saving deposits	35,540	36,627	-3.0%	36,595	-2.9%
Time deposits	88,121	80,810	9.0%	89,342	-1.4%
Debenture/LCI/LCA¹	88,855	74,864	18.7%	83,729	6.1%
Treasury Notes (Letras Financeiras)²	56,622	36,796	53.9%	51,015	11.0%
Funding from clients	287,660	243,181	18.3%	275,524	4.4%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

CREDIT/FUNDING RATIO

The credit/funding ratio reached 91.1% in September 2015, down 5.4 p.p. in 12 months and 1.3 p.p. in the quarter.

The liquidity metric adjusted for the (high) reserve requirements and medium/long term funding stood at 80.6% in September 2015, down 4.9 p.p. in 12 months.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Sep/15	Sep/14	Var.	Jun/15	Var.
			Sep/15xSep/14		Sep/15xJun/15

Funding from clients (A)	287,660	243,181	18.3%	275,524	4.4%
(-) Reserve Requirements	(50,221)	(31,536)	59.2%	(32,687)	53.6%
Funding Net of Reserve Requirements	237,439	211,645	12.2%	242,837	-2.2%
Borrowing and Onlendings	14,859	14,162	4.9%	15,826	-6.1%
Subordinated Debts	17,864	13,477	32.6%	15,460	15.6%
Offshore Funding	55,070	35,224	56.3%	41,387	33.1%
Total Funding (B)	325,232	274,508	18.5%	315,510	3.1%
Assets under management¹	187,085	161,484	15.9%	178,318	4.9%
Total Funding and Asset under management	512,317	435,992	17.5%	493,828	3.7%
Total Credit (C)	261,980	234,516	11.7%	254,402	3.0%
C / B (%)	80.6%	85.4%		80.6%

C / A (%)	91.1%	96.4%		92.3%

1 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

BIS RATIO¹

The BIS ratio reached 15.8% in September 2015, a decrease of 2.2 p.p. on the quarter and 2.9 p.p. in the 12-month variation.

 The fluctuation on the quarter was due to extraordinary dividends declaration and the increase on the loan portfolio and deferred tax assets, due to the devaluation of the Brazilian currency on the quarter. On the 12-month variation, the impacts on the ratio were due to exchange rate fluctuation on the period, change in the amount of capital deductions of the BIS III Phase In from 20% to 40% and growth of the portfolio.

OWN RESOURCES AND BIS (R$ Million)	Sep/15	Sep/14	Var.	Jun/15	Var.
			Sep/15xSep/14		Sep/15xJun/15

Tier I Regulatory Capital	55,960	59,088	-5.3%	61,411	-8.9%
CET1	50,931	55,985	-9.0%	57,483	-11.4%
Additional Tier I	5,030	3,103	62.1%	3,928	28.1%
Tier II Regulatory Capital	5,612	4,995	12.4%	5,573	0.7%
Adjusted Regulatory Capital (Tier I and II)	61,573	64,083	-3.9%	66,984	-8.1%
Risk Weighted Assets (RWA)	389,030	341,587	13.9%	370,864	4.9%
Required Regulatory Capital	42,793	37,575	13.9%	40,795	4.9%
Adjusted Credit Risk Capital requirement	36,979	32,866	12.5%	35,517	4.1%
Market Risk Capital requirement	3,940	3,034	29.9%	3,229	22.0%
Operational Risk Capital requirement	1,874	1,674	11.9%	2,049	-8.5%
Basel Ratio	15.8%	18.8%	-2.9 p.p.	18.1%	-2.2 p.p.
Tier I	14.4%	17.3%	-2.9 p.p.	16.6%	-2.2 p.p.
- CET1	13.1%	16.4%	-3.3 p.p.	15.5%	-2.4 p.p.
Tier II	1.4%	1.5%	0.0 p.p.	1.5%	-0.1 p.p.

*For more details, see pages 24 and 25 of this report.

OUR SHARES

CORPORATE GOVERNANCE

With a free-float of 10.7%, Santander Brasil is listed on the traditional trading segment of Bolsa de Valores, Mercadorias e Futuros S.A. (BM&F Bovespa). Despite the lower level of requirements of this segment, the Bank maintains the best practices of corporate governance.

SIMPLIFIED OWNERSHIP STRUCTURE

 Santander’s ownership structure on September 30st, 2015 was as follows:

OWNERSHIP STRUCTURE	Common shares	%	Preferred share	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	3,441,781	88.9%	3,275,118	87.8%	6,716,899	88.4%
Treasury Shares	34,156	0.9%	34,156	0.9%	68,311	0.9%
Free Float	393,913	10.2%	421,718	11.3%	815,631	10.7%
Total	3,869,850	100.0%	3,730,991	100.0%	7,600,840	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well the administrators.

In the first nine months of 2015 Santander Brasil declared R$ 3,200 million in dividends. Of this total, R$ 150 million were paid from August 28 and R$ 3,050 million from October 5, 2015.

PERFORMANCE

Regarding to stock performance, it is important to mention that the annualized net income per unit of R$ 1.77 and R$ 1.78 in 9M15 and 2Q15, respectively, not include the extraordinary gain of R$ 0.84 per unit registered in the previous quarter. In this quarter, the non-recurring events not impacted the net profit.

SANB11	9M15	9M14	Var. 9M15x9M14	3Q15	2Q15	Var. 3Q15x2Q15

Earnings (annualized) per unit ¹ (R$)	1.77	1.53	15.9%	1.81	1.78	2.0%
Dividend + Interest on capital per unit (R$)	0.81	0.06	n.a.	0.81	0.00	n.a.
Closing price (R$)²	12.6	15.8	-20.2%	12.6	16.9	-25.5%
Book Value per unit (R$)[3]	14.0	13.4	4.9%	14.0	15.0	-6.5%
Market Capitalization (R$ bi)[4]	47.6	59.6	-20.2%	47.6	63.8	-25.5%

1- Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.
2- Closing price refers to historical serie.
3- Book Value calculation excludes the goodwill.
4-Market capitalization: total Units (Unit = 1 ON + 1 PN) x last Unit's price.

RATINGS

RATINGS AGENCIES

 Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted. The table below presents the ratings assigned by the main rating agencies.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB+ (negative)	F2	BBB (negative)	F3	AAA (bra) (stable)	F1+ (bra)

Standard & Poor’s (outlook)	BB+ (negative)	B	BB+ (negative)	B	brAA+ (negative)	brA-1

Moody's (outlook)	Baa2 (stable)	Prime-2	Baa3 (stable)	Prime-3	Aaa.br (stable)	Br-1

Ratings assigned according published reports by Rating Agencies.

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

ASSETS (R$ Million)	Sep/15	Jun/15	Mar/15	Dec/14	Sep/14

Current Assets and Long Term Assets	689,054	591,269	596,216	572,730	497,162
Cash and Cash Equivalents	6,928	5,525	4,964	5,075	5,050
Interbank Investments	59,264	56,850	48,736	39,809	56,077
Money Market Investments	29,933	32,452	36,619	24,704	50,028
Interbank Deposits	2,341	2,270	2,952	4,036	2,804
Foreign Currency Investments	26,989	22,129	9,166	11,068	3,244
Securities and Derivative Financial Instrument	154,262	145,900	131,493	132,271	102,175
Own Portfolio	29,891	38,403	31,313	53,217	41,198
Subject to Repurchase Commitments	72,895	70,536	57,922	49,171	34,438
Posted to Central Bank of Brazil	8,541	9,991	9,965	9,286	9,318
Pledged in Guarantees	16,330	13,930	17,992	12,231	10,654
Others	26,604	13,039	14,301	8,366	6,567
Interbank Accounts	52,224	34,689	34,291	30,308	33,554
Restricted Deposits:	50,392	32,856	32,837	30,270	31,705
Others	1,832	1,833	1,455	38	1,849
Interbranch Accounts	0	0	0	0	2
Lending Operations	246,648	239,445	244,162	231,021	219,890
Lending Operations	262,050	254,523	258,236	245,596	234,583
Lending Operations Related to Assignment	203	2	4	6	10
(Allowance for Loan Losses)	(15,605)	(15,080)	(14,078)	(14,582)	(14,704)
Other Receivables	167,419	106,410	130,277	131,892	78,263
Foreign Exchange Portfolio	101,360	55,772	75,696	81,041	33,007
Tax Credits	32,457	23,308	26,689	21,972	21,060
Others	33,601	27,330	27,891	28,879	24,196
Others Assets	2,310	2,449	2,292	2,355	2,152
Permanent Assets	13,353	14,021	16,075	17,226	17,776
Investments	38	38	38	38	44
Fixed Assets	6,733	6,707	6,783	6,923	6,499
Intangibles	6,581	7,276	9,253	10,265	11,233
Goodwill	27,527	27,527	27,531	27,428	27,433
Intangible Assets	6,934	6,940	7,693	7,594	7,363
(Accumulated Amortization)	(27,881)	(27,192)	(25,971)	(24,757)	(23,564)
Total Assets	702,407	605,290	612,291	589,956	514,938

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

LIABILITIES (R$ Million)	Sep/15	Jun/15	Mar/15	Dec/14	Sep/14

Current Liabilities and Long Term Liabilities	642,458	541,233	553,030	531,085	455,129
Deposits	145,585	143,787	140,580	143,632	135,286
Demand Deposits	18,521	14,842	15,255	16,049	14,084
Savings Deposits	35,540	36,595	37,569	37,939	36,627
Interbank Deposits	3,402	3,008	3,748	3,776	3,764
Time Deposits	88,121	89,342	84,008	85,867	80,810
Money Market Funding	138,758	126,218	117,102	110,353	101,545
Own Portfolio	110,909	104,145	89,866	87,305	76,915
Third Parties	11,605	6,300	10,400	11,851	12,138
Free Portfolio	16,243	15,774	16,836	11,197	12,493
Funds from Acceptance and Issuance of Securities	99,202	90,496	83,722	74,952	75,214
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	81,786	77,129	69,457	61,893	60,401
Securities Issued Abroad	15,778	11,910	12,911	11,796	13,502
Others	1,639	1,457	1,354	1,263	1,310
Interbank Accounts	1,626	1,573	1,284	14	1,523
Interbranch Accounts	2,617	2,229	2,025	2,678	1,458
Borrowings	39,384	29,567	29,274	24,444	21,853
Domestic Onlendings -Official Institutions	14,767	15,737	15,987	15,614	14,031
National Economic and Social Development Bank (BNDES)	6,367	6,817	6,887	7,484	6,748
National Equipment Financing Authority (FINAME)	8,064	8,646	8,774	7,788	6,976
Other Institutions	337	274	326	342	307
Foreign Onlendings	0	0	0	0	0
Derivative Financial Instruments	29,870	12,676	15,247	8,813	5,525
Other Payables	170,650	118,948	147,808	150,587	98,694
Foreign Exchange Portfolio	99,537	54,993	76,831	80,297	33,264
Tax and Social Security	10,695	10,776	17,706	17,431	17,051
Subordinated Debts	7,818	7,546	7,520	7,294	7,279
Debt Instruments Eligible to Compose Capital	10,046	7,914	8,114	6,777	6,198
Others	42,552	37,718	37,639	38,788	34,903
Deferred Income	396	419	408	409	341
Minority Interest	1,951	1,906	1,449	1,141	1,155
Equity	57,602	61,732	57,403	57,321	58,313
Total Liabilities	702,407	605,290	612,291	589,956	514,938

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14

NET INTEREST INCOME	7,631	7,480	7,140	6,983	6,980	6,686	7,000
Allowance for Loan Losses	(2,448)	(2,338)	(2,112)	(2,128)	(2,466)	(2,451)	(2,346)
NET INTEREST INCOME AFTER LOAN LOSSES	5,183	5,142	5,028	4,854	4,514	4,235	4,654
Fee and commission income	2,919	2,910	2,828	2,977	2,765	2,683	2,633
General Expenses	(4,288)	(4,300)	(4,103)	(4,440)	(4,303)	(4,032)	(3,974)
Personnel Expenses + Profit Sharing	(2,054)	(1,962)	(1,861)	(1,976)	(1,863)	(1,788)	(1,760)
Administrative Expenses²	(2,234)	(2,337)	(2,242)	(2,464)	(2,439)	(2,244)	(2,214)
Tax Expenses	(770)	(889)	(929)	(822)	(768)	(782)	(767)
Investments in Affiliates and Subsidiaries	0	0	1	2	0	0	(0)
Other Operating Income/Expenses	(844)	(925)	(802)	(850)	(481)	(444)	(806)
OPERATING PROFIT	2,201	1,938	2,022	1,721	1,728	1,661	1,741
Non Operating Income	21	39	78	28	67	37	9
NET PROFIT BEFORE TAX	2,222	1,977	2,100	1,749	1,795	1,697	1,749
Income Tax and Social Contribution	(431)	(293)	(408)	(162)	(282)	(230)	(269)
Minority Interest	(82)	(9)	(60)	(66)	(50)	(30)	(53)
NET PROFIT	1,708	1,675	1,633	1,521	1,464	1,437	1,428

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

FISCAL HEDGE (R$ Million)	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14

Net Interest Income	(8,358)	882	(4,721)	(1,166)	(1,368)	380	486
Tax Expenses	871	(96)	513	107	131	(57)	(68)
Income Tax	7,487	(786)	4,208	1,059	1,237	(323)	(419)

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

In order to ensure a better understanding of the results in BR GAAP, we present below the reconciliation of the managerial result with the accounting result. It is worth noting that these adjustments, with the exception of the amortization of goodwill and the extraordinary items, have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	9M15	Reclassifications					Others[4]	9M15
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation		Managerial

NET INTEREST INCOME	12,885	(12,197)	1,611	-	-	1,970	(750)	22,251
Allowance for Loan Losses	(10,216)	-	(1,611)	-	-	(804)	(902)	(6,898)
NET INTEREST INCOME AFTER LOAN LOSSES	2,669	(12,197)	-	-	-	1,165	(1,652)	15,353
Fee and commission income	8,657	-	-	-	-	-	-	8,657
General Expenses	(14,239)	-	-	(2,342)	793	-	-	(12,691)
Personnel Expenses + Profit Sharing	(5,084)	-	-	-	793	-	-	(5,877)
Administrative Expenses	(9,155)	-	-	(2,342)	-	-	-	(6,813)
Tax Expenses	(1,021)	1,288	-	-	-	-	278	(2,588)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-	-	1
Other Operating Income/Expenses	2,240	-	-	-	-	(1,165)	5,977	(2,571)
OPERATING INCOME	(1,693)	(10,908)	-	(2,342)	793	-	4,603	6,161
Non Operating Income	889	-	-	-	-	-	751	138
NET PROFIT BEFORE TAX	(804)	(10,908)	-	(2,342)	793	-	5,354	6,299
Income Tax	7,579	10,908	-	-	-	-	(2,197)	(1,132)
Profit Sharing	(793)	-	-	-	(793)	-	-	0
Minority Interest	(151)	-	-	-	-	-	-	(151)
NET PROFIT	5,831	-	-	(2,342)	-	-	3,157	5,016

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	9M14	Reclassifications					Others[4]	9M14
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation		Managerial

NET INTEREST INCOME	22,015	(502)	1,851	-	-	-	-	20,667
Allowance for Loan Losses	(9,114)	-	(1,851)	-	-	-	-	(7,263)
NET INTEREST INCOME AFTER LOAN LOSSES	12,902	(502)	-	-	-	-	-	13,403
Fee and commission income	8,081	-	-	-	-	-	-	8,081
General Expenses	(14,245)	-	-	(2,745)	809	-	-	(12,309)
Personnel Expenses + Profit Sharing	(4,602)	-	-	-	809	-	-	(5,411)
Administrative Expenses	(9,644)	-	-	(2,745)	-	-	-	(6,898)
Tax Expenses	(2,431)	7	-	-	-	-	(122)	(2,317)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-	-	1
Other Operating Income/Expenses	(1,731)	-	-	-	-	-	-	(1,731)
OPERATING INCOME	2,576	(494)	-	(2,745)	809	-	(122)	5,129
Non Operating Income	113	-	-	-	-	-	-	113
NET PROFIT BEFORE TAX	2,689	- 494	-	(2,745)	809	-	(122)	5,242
Income Tax	(164)	494	-	-	-	-	122	(781)
Profit Sharing	(809)	-	-	-	(809)	-	-	0
Minority Interest	(133)	-	-	-	-	-	-	(133)
NET PROFIT	1,583	-	-	(2,745)	-	-	(0)	4,328

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	3Q15	Reclassifications					Others[4]	3Q15
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation		Managerial

NET INTEREST INCOME	856	(8,358)	527	-	-	1,395	(339)	7,631
Allowance for Loan Losses	(3,892)	-	(527)	-	-	(567)	(350)	(2,448)
NET INTEREST INCOME AFTER LOAN LOSSES	(3,036)	(8,358)	-	-	-	828	(689)	5,183
Fee and commission income	2,919	-	-	-	-	-	-	2,919
General Expenses	(4,469)	-	-	(442)	261	-	-	(4,288)
Personnel Expenses + Profit Sharing	(1,793)	-	-	-	261	-	-	(2,054)
Administrative Expenses	(2,676)	-	-	(442)	-	-	-	(2,234)
Tax Expenses	101	871	-	-	-	-	-	(770)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	-	0
Other Operating Income/Expenses	(1,734)	-	-	-	-	(828)	(62)	(844)
OPERATING INCOME	(6,218)	(7,487)	-	(442)	261	-	(751)	2,201
Non Operating Income	772	-	-	-	-	-	751	21
NET PROFIT BEFORE TAX	(5,447)	(7,487)	-	(442)	261	-	-	2,222
Income Tax	7,056	7,487	-	-	-	-	-	(431)
Profit Sharing	(261)	-	-	-	(261)	-	-	0
Minority Interest	(82)	-	-	-	-	-	-	(82)
NET PROFIT	1,266	-	-	(442)	-	-	-	1,708

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	2Q15	Reclassifications					Others[4]	2Q15
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation		Managerial

NET INTEREST INCOME	8,540	882	628	-	-	(39)	(411)	7,480
Allowance for Loan Losses	(3,464)	-	(628)	-	-	54	(552)	(2,338)
NET INTEREST INCOME AFTER LOAN LOSSES	5,075	882	-	-	-	15	(963)	5,142
Fee and commission income	2,910	-	-	-	-	-	-	2,910
General Expenses	(4,982)	-	-	(951)	269	-	-	(4,300)
Personnel Expenses + Profit Sharing	(1,693)	-	-	-	269	-	-	(1,962)
Administrative Expenses	(3,288)	-	-	(951)	-	-	-	(2,337)
Tax Expenses	(707)	(96)	-	-	-	-	278	(889)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	-	0
Other Operating Income/Expenses	5,099	-	-	-	-	(15)	6,039	(925)
OPERATING INCOME	7,397	786	-	(951)	269	-	5,354	1,938
Non Operating Income	39	-	-	-	-	-	-	39
NET PROFIT BEFORE TAX	7,436	786	-	(951)	269	-	5,354	1,977
Income Tax	(3,277)	(786)	-	-	-	-	(2,197)	(293)
Profit Sharing	(269)	-	-	-	(269)	-	-	0
Minority Interest	(9)	-	-	-	-	-	-	(9)
NET PROFIT	3,881	-	-	(951)	-	-	3,157	1,675

1. Fiscal Hedge: See more details on page 23.

2. Credit Recovery: Reclassified from revenue from loan operations to the allowance for loan losses.

3. Amortization of Goodwill: Reversal of goodwill amortization expenses.

4. Others:

a)  Net interest income: adjustment to the appreciation of assets corresponding to the impairment of securities.

b)  Allowance for loan losses: complementary provisions recorded

c) Tax expenses: In 2Q15, reversal of the restatement of the Cofins provision related to 2015. In the 9M14, there is r$ 122 million that refers to the deferred tax assets registered as a result of the election made according to the Law 12,996/2014

d) Other operating income/expenses: In the 2Q15, reversal of Cofins tax provisions totaling R$7.7 billion; the impairment of software, amounting to R$363 million, due to systems obsolescence and discontinuity; the impairment of payroll assets totaling R$534 million; and provisions for civil and tax contingencies amounting to R$735 million. In the 3Q15, the gain regarding to Cofins reimbursement, totaling R$ 765 million; impairment of assets totaling R$ 312 million; and others provisions totaling R$ 515 million.

e) Non-operating income: Sale of the custody business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer